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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G





                         Sport-Haley, Inc.
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                                (Name of issuer)


                         COMMON STOCK, $no PAR Value
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                    848925103
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                                 (CUSIP number)


                                 December 31, 2008
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             (Date of event which requires filing of this statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          |X| Rule 13d-1(b)
          |X| Rule 13d-1(c)
          |_| Rule 13d-1(d)


                       (Continued on the following pages)


--------------------------------
     (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------    SCHEDULE 13G    ------------------------------
CUSIP No.  848925103                                        Page 2 of 10 Pages
------------------------------                    ------------------------------
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     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Concentric Investment Management LLC
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                         (b) |X|
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     3       SEC USE ONLY


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     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware
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      NUMBER OF          5    SOLE VOTING POWER
        SHARES
     BENEFICIALLY             None
    OWNED BY EACH       --------------------------------------------------------
      REPORTING          6    SHARED VOTING POWER
        PERSON
         WITH                 123,425 common stock
                        --------------------------------------------------------
                         7    SOLE DISPOSITIVE POWER

                              None
                        --------------------------------------------------------
                         8    SHARED DISPOSITIVE POWER

                              123,425 common stock
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    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           123,425 common stock
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   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             |_|
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   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.4% common stock
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   12      TYPE OF REPORTING PERSON *

           CO, IA
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                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------    SCHEDULE 13G    ------------------------------
CUSIP No.  848925103                                          Page 3 of 10 Pages
------------------------------                    ------------------------------
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     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             Edmund Kellogg
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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                         (b) |X|
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     3       SEC USE ONLY


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     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             Massachusetts
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      NUMBER OF          5    SOLE VOTING POWER
        SHARES
     BENEFICIALLY             None
    OWNED BY EACH       --------------------------------------------------------
      REPORTING          6    SHARED VOTING POWER
        PERSON
         WITH                 123,425 common stock
                        --------------------------------------------------------
                         7    SOLE DISPOSITIVE POWER

                              None
                        --------------------------------------------------------
                         8    SHARED DISPOSITIVE POWER

                              123,425 common stock
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           123,425 common stock
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                             |_|
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   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           5.4% common stock
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   12      TYPE OF REPORTING PERSON *

           IN
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                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

                            STATEMENT ON SCHEDULE 13G


ITEM 1(a).  NAME OF ISSUER:

            Sport-Haley, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

	    4600 East 48th Avenue
	    Denver, CO  80216

ITEM 2(a).  NAMES OF PERSON FILING:


            Concentric Investment Management LLC, a Delaware LLC

	    Edmund Kellogg, United States Citizen


ITEM 2(b).  BUSINESS MAILING ADDRESS FOR EACH PERSON FILING:

            Each of the reporting persons & entities has a business address of:

            One International Place, Suite 2401
            Boston, MA 02110


ITEM 2(c).  CITIZENSHIP:

            Shown in item 2(a) above


ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock, $no Par Value

ITEM 2(E).  CUSIP NUMBER:

                                   848925103

ITEM3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK
       WHETHER THE PERSON FILING IS A:

                                 Not Applicable

If this statement is filed pursuant to Rule 240,13d-1(c), check this box [x].

ITEM 4.  OWNERSHIP:

      CONCENTRIC INVESTMENT MANAGEMENT LLC *
      (a) Amount Beneficially Owned:   123,425 common stock
                                     -------------------------------------------
      (b) Percent of Class:     5.4% common stock
                            ----------------------------------------------------
      (c) Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:   None
                                                         -----------------------
          (ii) shared power to vote or to direct the vote: 123,425 common stock
                                                           ---------------------
          (iii)sole power to dispose or to direct the disposition of: None
                                                                    ------------
          (iv)shared power to dispose or to direct the disposition of: 123,425 common stock

                                                                     ---------

      EDMUND KELLOGG *
      (a) Amount Beneficially Owned:   123,425 common stock
                                     -------------------------------------------
      (b) Percent of Class:    5.4% common stock
                            ----------------------------------------------------
      (c) Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:  None
                                                         -----------------------
          (ii) shared power to vote or to direct the vote: 123,425 common stock
                                                           ---------------------
          (iii)sole power to dispose or to direct the disposition of: None

                                                                    ------------
          (iv)shared power to dispose or to direct the disposition of: 123,425 common stock
                                                                       ---------






* Shares reported for Concentric Investment Management LLC and Edmund Kellogg include shares beneficially owned by Deep Woods Partners L.P.
and Deep Woods Partners QP, L.P..



Item 5.  Ownership of Five Percent or Less of a Class:

       				 Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                                 Not Applicable


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                                 Not Applicable


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                                 Not Applicable


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

                                 Not Applicable

ITEM 10. CERTIFICATION:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 18, 2009



                                          CONCENTRIC INVESTMENT MANAGEMENT LLC
                                          By:  /s/ Edmund Kellogg
                                               ---------------------------------
                                               Edmund Kellogg, Managing Member


                                          EDMUND KELLOGG
                                          By:  Edmund Kellogg
                                               ---------------------------------

                             JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of Sport-Haley, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amend-ments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

         In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 18th day of February 2009.



                                          CONCENTRIC INVESTMENT MANAGEMENT LLC
                                          By:  /s/ Edmund Kellogg
                                               ---------------------------------
                                               Edmund Kellogg, Managing Member



                                          EDMUND KELLOGG
                                          By:  Edmund Kellogg
                                               ---------------------------------